SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kensington Capital Acquisition Corp. IV

(Name of Issuer)

Class A ordinary shares, $0.0001 par value

(Title of Class of Securities)

G52519 108

(CUSIP Number)

Justin Mirro

Kensington Capital Acquisition Corp. IV

1400 Old Country Road, Suite 301

Westbury, New York 11590

(703) 674-6514

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G52519 108

1	NAME OF REPORTING PERSON Kensington Capital Sponsor IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,124,642[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,124,642[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,124,642[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.

Includes 3,267,500 Class A ordinary shares, $0.0001 par value, of Kensington Capital Acquisition Corp. IV (the “Issuer”) and 9,857,142 of the Issuer’s Class B ordinary shares, $0.0001 par value, which are automatically convertible into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-262266). Kensington Capital Sponsor IV LLC (the “Sponsor”) is controlled by its managing member, Kensington Capital Partners, LLC (“Kensington”), which is controlled by its managing member, Justin Mirro (“Mirro”). Mirro indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Consequently, Kensington and Mirro may be deemed the beneficial owners of the shares held by the Sponsor and have shared voting and dispositive control over such securities. Kensington and Mirro disclaim any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. G52519 108

1	NAME OF REPORTING PERSON Kensington Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,124,642[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,124,642[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,124,642[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

2.

Includes 3,267,500 Class A ordinary shares and 9,857,142 Class B ordinary shares. The Sponsor is controlled by its managing member, Kensington, which is controlled by its managing member, Mirro. Mirro indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Consequently, Kensington and Mirro may be deemed the beneficial owners of the shares held by the Sponsor and have shared voting and dispositive control over such securities. Kensington and Mirro disclaim any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. G52519 108

1	NAME OF REPORTING PERSON Justin Mirro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,124,642[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,124,642[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,124,642[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

3.

Includes 3,267,500 Class A ordinary shares and 9,857,142 Class B ordinary shares. The Sponsor is controlled by its managing member, Kensington, which is controlled by its managing member, Mirro. Mirro indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Consequently, Kensington and Mirro may be deemed the beneficial owners of the shares held by the Sponsor and have shared voting and dispositive control over such securities. Kensington and Mirro disclaim any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

This amendment (this “Amendment No. 1”) is filed on behalf of Kensington Capital Sponsor IV LLC (the “Sponsor”), Kensington Capital Partners, LLC and Justin Mirro.

This Amendment No. 1 amends the Schedule 13D originally filed with the Commission on March 18, 2022 (the “Original Schedule 13D”).

All terms used, but not defined, in this Amendment No. 1 are as defined in the Original Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4.	Purpose of the Transaction

Item 4 of the Original Schedule 13D is amended as follows:

Concurrently with the execution of the business combination agreement, dated as of May 11, 2022 (the “Business Combination Agreement”), among the Issuer, Kensington Capital Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of the Issuer, and Amprius Technologies, Inc., a Delaware corporation (the “Company”), the Sponsor, the Issuer, and the Company entered into a Sponsor Support Agreement, dated as of May 11, 2022 (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor reaffirmed its obligations in the Letter Agreement to vote in favor of each of the proposals to be voted upon at the meeting of the Issuer’s shareholders in connection with the business combination contemplated by the Business Combination Agreement, including approval of the Business Combination Agreement and the transactions contemplated thereby.

The description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on May 12, 2022 (and is incorporated by reference herein as Exhibit 10.4).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is amended as follows:

The disclosure set forth in Item 4 of this Amendment No. 1 is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is amended as follows:

Exhibit 10.4

Sponsor Support Agreement, dated as of May 11, 2022, by and among the Sponsor, the Issuer and the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 12, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: May 13, 2022	KENSINGTON CAPITAL SPONSOR IV LLC By: Kensington Capital Partners, LLC Its: Managing Member

	By:	/s/ Justin Mirro
Name: Justin Mirro
Title: Managing Member

Date: May 13, 2022	KENSINGTON CAPITAL PARTNERS, LLC

	By:	/s/ Justin Mirro
Name: Justin Mirro
Title: Managing Member

Date: May 13, 2022		/s/ Justin Mirro
JUSTIN MIRRO